                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

English language version of Declaration by ALSTOM'S Executive and Non-Executive
Directors ("Mandataires Sociaux") of Transactions Performed on the Company's
Securities during the Second Half-Year Period of the Year 2004, dated February
21, 2005

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: February 23, 2005                By:  /s/ Henri Poupart-Lafarge
                                            ------------------------------------
                                            Name:    Henri Poupart-Lafarge
                                            Title:   Chief Financial Officer

                                                                    Paris, 21 February 2005

                             DECLARATION BY ALSTOM'S
        EXECUTIVE AND NON-EXECUTIVE DIRECTORS ("MANDATAIRES SOCIAUX") OF
               TRANSACTIONS PERFORMED ON THE COMPANY'S SECURITIES
               DURING THE SECOND HALF-YEAR PERIOD OF THE YEAR 2004
--------------------------------------------------------------------------------
                          GROSS FLOWS                       OPEN INTERESTS
                   for the half-year period    as at the last day of the half-year period
                  -------------------------------------------------------------------------
                       Purchase     Sale       Interest at purchase     Interest at sale
-------------------------------------------------------------------------------------------
     Number of
      Company
      Members
     concerned            5          0                  0                       0
-------------------------------------------------------------------------------------------
                                                Call purchased : 0      Put purchased : 0
     Number of                                  -------------------------------------------
securities (shares)    33,928        0          Call sold : 0           Put purchased : 0
                                                -------------------------------------------
                                                Deferred purchases : 0  Deferred sales : 0
-------------------------------------------------------------------------------------------
  Average weighed
       price          0.45 euro      0
-------------------------------------------------------------------------------------------

3, avenue André Malraux                          ALSTOM
92309 Levallois- Perret Cedex                    Société Anonyme
France                                           Share capital: euro 1,923,823,081.60
Tel.: +33 (0)1 41 49  20 00                      Registered Office: 3, avenue André Malraux
Fax: +33 (0)1 41 49 24 85                        92300 Levallois- Perret- France
                                                 389 058 447 RCS Nanterre